WILLIAMS LAW GROUP, P.A.
2503 W. Gardner Ct.
Tampa FL 33611
Phone:  813-831-9348
Fax:  813-832-5284
e-mail:  wmslaw@tampabay.rr.com

March 23, 2011

John Lucas
United States Securities and Exchange Commission
Division of Corporation Finance
100 F. St., N.E.
Washington, D.C. 20549-7010

Re:	Mega World Food Holding Company
Registration Statement on Form S-1
Amendment No. 2.
File No. 333-171046

Dear Mr. Lucas:

We have filed on EDGAR the above Amendment No. 2.

We have attached a Response Table to this correspondence detailing our responses to the comments.

Thank you for your consideration.

Sincerely,

/s/ MICHAEL T. WILLIAMS, ESQ.

Michael T. Williams, Esq.

Comment Number	Explanation
1 .
We have added the following clarification in both places noted by the staff in its comment:

All compensation due Mr. Di under the Agreement was paid upon execution of the Agreement as a one-time expense, and no further payments are due under the Agreement with Mr. Di.

In order to further clarify certain matters concerning the term and termination of the Consulting Agreement, on March 23, 2011, the parties entered into a Second Amendment to Consulting Agreement which provides as follows:

A.  Paragraph 3 is revised in its entirety as follows:

2.  TERM

The term of this Agreement began as of the date of this Agreement and shall terminate as upon notice by either party to the other as specified in Paragraph 7.

B.  The section entitled “Termination” in Paragraph 7 is revised in its entirety as follows:

Termination: This Agreement may be terminated by Consultant upon written notice to the Company which shall be effective five (5) business days from the date of such notice.  This Agreement may be terminated by Company upon written notice to the Consultant which shall be effective five (5) business days from the date of such notice.  Upon termination, all compensation previously paid to Consultant shall be deemed previously fully earned and not refundable in whole or in part.

2 .	See response to Comment 1.
3 .	Mr. Wu and the Company have entered into a Funding Agreement to address this comment. The Funding Agreement is filed as Exhibit 10.5 and the description in MD&A has been revised accordingly.
4 .	The correct consent is filed herewith.
5 .	The previous S-1 filings from which exhibits are incorporated and dates thereof are set forth in the Exhibit List.